Exhibit 99.1

Tiziana Life Sciences Ltd
Notice of Annual General Meeting of Shareholders
on Thursday 14th December 2023 at 8.30am EST/ 1.30pm UK

TO BE HELD AS A “REMOTE MEETING” ONLY

YOU ARE NOTIFIED that the 2023 annual general meeting (“AGM”) of Tiziana Life Sciences Ltd (the “Company”) will be held via video and telephonic conference (in accordance with the Company’s by-law 26.1) on Thursday 14th December at 8.30am EST/ 1.30pm UK or as soon thereafter as is practicable for the purpose of transacting the following business:

AGENDA:

1.	To confirm or elect a chairman for the AGM.
2.	To confirm that a quorum is present.
3.	To re-elect Gabriele Cerrone as Class III director of the Company to serve until the annual general meeting to be held in 2026.
4.	To receive the auditor’s report and financial statements for the year ended 31st December 2022 (“2022 Accounts”).
5.	To re-appoint PKF LittleJohn LLP as auditors of the Company (“Auditors”) from the conclusion of the meeting until the conclusion of the next annual general meeting before which accounts are laid and to authorize the directors to fix the Auditors’ remuneration.
6.	Any other business which may properly come before the meeting or any adjournment of the meeting.

Record Date: The record date for qualification of shareholders of the Company (“Shareholders”) to participate and vote in the AGM has been set for the end of trading on Tuesday 12th December 2023.

Attending the Meeting: All Shareholders are invited to participate in the AGM. The electronic system for remote participation will be available for access from 8.15am EST/ 1.15pm UK on Thursday 14th December 2023.

To join the meeting type (or paste) the following web address into your web browser:

https://meetmeinthecloud.zoom.us/j/83314505378?pwd=3apuMQy2jpxYgbwGvuQh-S9Dt7ekoQ.fbg_rGQQ3Pk_B2ff

The password to join the meeting is “252851”

The Webinar ID number is: 833 1450 5378

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If you wish, you may join by phone

One tap mobile:

+16699006833,,83314505378# US (San Jose)

+17193594580,,83314505378# US

Or Telephone:

Dial (for higher quality, dial a number based on your current location):

+1 719 359 4580 US

+1 253 205 0468 US

+1 253 215 8782 US (Tacoma)

+1 346 248 7799 US (Houston)

+1 646 931 3860 US

+1 689 278 1000 US

+1 929 205 6099 US (New York)

+1 301 715 8592 US (Washington DC)

+1 305 224 1968 US

+1 309 205 3325 US

+1 312 626 6799 US (Chicago)

Further guidance and instructions are available by emailing: info@tizianalifesciences.com

Voting: We encourage you to vote as promptly as possible by mailing your completed and signed proxy card. Please follow the directions on the proxy card. You may also vote during the meeting, the chairman of the meeting shall direct you on how you may cast your vote on a show of hands.

By Order of the Board
Keeren Shah
Chief Financial Officer

Dated 24 November 2023

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Notice of meeting and Resolutions to be proposed

Notice is hereby given that the AGM of Tiziana Life Sciences Ltd will be held as a remote meeting only on Thursday 14th December 2023, commencing at 8.30am EST/ 1.30pm UK for the transaction of the following business.

The Board considers that Resolutions 1 to 3 are in the best interests of the Company and its Shareholders as a whole and recommends that you vote in favour of these Resolutions. Resolutions 1 to 3 will be proposed as ordinary resolutions. Voting on all of the resolutions will be conducted on a poll.

Resolution 1

To re-elect Gabriele Cerrone as a director.

See biography on page 4.

Resolution 2

Report and accounts

To receive the 2022 Annual Accounts for the year ended 31 December 2022.

See notes on page 4.

Resolution 3

Reappointment of auditors and fixing of auditors’ remuneration

To reappoint PKF LittleJohn LLP as auditors from the conclusion of the meeting until the conclusion of the next general meeting before which accounts are laid and to authorise the directors to fix the auditors’ remuneration.

See notes on page 4.

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Notes to Resolutions

Notes to Resolution 1

Re-appointment of Gabriele Cerrone as a director

Mr Cerrone retires and offers himself for reappointment.

Mr Cerrone has a successful track record and extensive experience in the financing and restructuring of microcap biotechnology companies. He has founded nine biotechnology companies in oncology, infectious diseases and molecular diagnostics, and has taken six of these companies to the NASDAQ Market and one to the AIM Market in London. Mr Cerrone co-founded Trovagene, Inc. (NASDAQ: TROV), a molecular diagnostic company and served as its Co-Chairman; he was a co-founder and served as Chairman of both Synergy Pharmaceuticals, Inc. (NASDAQ: SGYP) and Callisto Pharmaceuticals, Inc. (OTCMKTS: CLSP), and was a Director of and led the restructuring of Siga Technologies, Inc. (NASDAQ: SIGA). Mr Cerrone also co-founded FermaVir Pharmaceuticals, Inc. and served as Chairman of the Board until its merger in September 2007 with Inhibitex, Inc. Mr Cerrone served as a director of Inhibitex, Inc. until its US$2.5bn sale to Bristol Myers Squibb Co in 2012.

Mr Cerrone is the Executive Chairman and Co-Founder of Gensignia Life Sciences, Inc., a molecular diagnostics company focused on oncology using microRNA technology; Chairman and Founder of Tiziana Life Sciences plc (AIM: TILS/ NASDAQ:TLSA) an oncology focused therapeutics company; Chairman and Co-Founder of Rasna Therapeutics Limited, a company focused on the development of therapeutics for leukaemias; Co-Founder of ContraVir Pharmaceuticals, Inc. (NASDAQ: CTRV); and founder of BioVitas Capital Ltd.

Notes to Resolution 2

Reports and accounts

The Board will present its reports and the accounts for the year ended 31 December 2022 (2022 Accounts), as contained in the Annual Report.

Notes to Resolution 3

Reappointment of Auditor and fixing of Auditors’ remuneration

At each general meeting at which the accounts are laid before the members, the Company is required to appoint an auditor to serve until the next such meeting. It is proposed that PKF Littlejohn LLP be reappointed as the Company’s auditor.

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